January 15, 2007

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Karen Garnett

Re:	Dynasty Gaming, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form 20-F (“Form 20-F/A”)
Filed November 24, 2006
File No. 000-52126

Dear Ms. Garnett:

This letter responds to comments contained in the Staff letter, dated December 28, 2006, addressed to Mr. Albert Barbusci, the Company’s President and Chief Executive Officer, with respect to the Company’s filing of Form 20-F/A.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 5 to Form 20-F (the “Amended Registration Statement”), filed on January 12, 2007, have been referenced.

Selected Financial Data, page 6
1.	Please update the selected financial data through the interim period included in the filing, as required by Item 3.A.1. of Form 20-F.

Response 1:

We have updated the Amended Registration Statement by including the Company’s interim financial statements as of September 30, 2006 as required by item 3.A.1 of Form 20-F.

2.
Please explain to us, and disclose in the filing, your basis in US GAAP for not reporting your subsidiaries MET, CHCI and CPC as discontinued operations in the selected financial data. We note in your reconciliation to US GAAP on page F-40 that except for stock based compensation costs, there is no difference between Canadian GAAP and US GAAP with respect to loss from continuing operations and discontinued operations.

Response 2:

The Company erroneously failed to report its subsidiaries MET, CHCI and CPC as discontinued operations in the selected financial data. The Company has revised the Amended Registration Statement by reporting the aforementioned subsidiaries as discontinued operations as required by US GAAP.

History of Share Capital, page 47

3.
Please revise to include a discussion of the stock options granted on November 1, 2006 and the private placement completed on November 17, 2006, as disclosed in Note 11 to your interim financial statements. In addition, please tell us the exemption from registration that you relied upon for the private placement and the factual basis for the exemption.

Response 3:

We have revised the Amended Registration Statement by including a discussion on page 47 of the Amended Registration Statement of the stock options granted on November 1, 2006 and the private placements completed on November 17 and November 24, 2006, respectively (collectively the “Private Placements”).

The Company believes that the units offered and sold by the Company to US investors in the Private Placements were also exempt from registration under Section 4(2) and/or Regulation D promulgated under the Securities Act of 1933, as amended. Offering and sales were made to a limited number of persons, one US investor that participated in the November 17, 2006 private placement and a total of two US investors that participated in the November 24, 2006 private placement, all of whom were business associates of the Company or executive officers of the Company, and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. Said investors represented and certified to the Company that each of them was an accredited investor. In addition to representations by the above-referenced persons, the Company made independent determinations that the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, the above-referenced people were provided with access to the Company’s Securities and Exchange Commission filings and equivalent Canadian filings. In addition, an appropriate restrictive legend was placed on all of the Company’s certificates issued to aforementioned investors. Last, Investors resident outside of Canada or the United States had to certify and provide documentation that they were able to purchase the Units.

The Company issued units to residents of the Canadian provinces of Ontario, Alberta, British Columbia and Quebec who were “accredited investors,” as such term is defined in National Instrument 45-106 (“NI 45-106”). In the case of an individual, for example, an “accredited investor” as defined by NI 45-106 includes, but is not limited to, the following:

•
An individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any liabilities, exceeds $1,000,000; or

•
An individual, whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year.

All investors from Canada certified that they were accredited investors, as defined by NI 45-106.

Financial Statements

Dynasty Gaming Inc as of December 31, 2005 and 2004

4.
Please continue to monitor the updating requirements of Item 8.A.5 of Form 20-F and related Instructions to the referenced section including, but not limited to, the provisions relating to more current interim financial that has been published by the company.

Response 4:

We have updated the Amended Registration Statement in accordance with requirements of Item 8.A.5 of Form 20-F and related Instructions. Furthermore, we have updated the disclosures throughout the Amended Registration Statement as of December 31, 2006 or as of the latest practical date.

Auditors’ Report, page F-15

5.
We note your response to our prior comment 4. It does not appear that your auditors have dual dated their report, as referenced in the consent (Exhibit 15.1) with respect to Note 3. Please have your auditors revise their audit report to indicate that the adjustments to classify your subsidiaries, MED, CHCI and CPC as discontinued operations have been audited and the date on which audit work on these adjustments was completed or explain to us why no revision is necessary.

Response 5:

The Auditors’ report was dual dated to be in line with AU Section 530 of the Codification of Statements in order to reflect the audit work performed on the discontinued operations as of October 17, 2006. However, due to clerical error a previous version of the Auditors’ report was included instead of the final correct version.  We have filed the correct final version of the Auditor’s report in the Amended Registration Statement.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Richard A. Friedman

cc: Mr. Albert Barbusci,
Chief Executive Officer

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